SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F    X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 03, 2015

I. Date, Time and Place: February 03, 2015, at 04:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Presiding board: As a chairman off the meeting, Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V.  Agenda: To pass resolutions on the following matters: (a) election of two new members of the Executive Committee of the Company, and subsequent reelection of the current members of the Executive Committee of the Company; (b) confirmation of increase in the capital stock, as a result of the exercise of the stock purchase option, within the scope of the Company’s Stock Purchase Option Plan (“Option Plan”); and (c) approval of a Special Shareholders’ Meeting to be called in order to approve the Transaction announced by the Company in a Relevant Fact notice, dated January 21, 2015 (“01.21.2015 Relevant Fact”). VI. Resolutions: After the necessary explanations were provided, the following matters have been approved by unanimous vote: (a) election for the office of Vice-President Officer of the Company of Messrs. Eduardo José Bernardes Neto, Brazilian, married, business manager, bearer of Identity Card RG no. 204173341, issued by the SSP/SP, enrolled with the CPF/MF under no. 165.610.978-66, and Celso Guimarães Ferrer, Brazilian, married, economist, bearer of Identity Card RG no. 24982348, issued by SSP/SP, enrolled with the CPF/MF under no. 309.459.748-33, and immediately following, the reelection of the current Executive Officers of the Company, under the terms of articles 17 and following of the Company’s Bylaws, Messrs., Paulo Sergio Kakinoff, Brazilian, married, business manager, bearer of Identity Card RG nº 25.465.939-1, issued by the SSP/SP, enrolled with the CPF/MF under nº 194.344.518-41, for the office of Chief Executive Officer of the Company, and Edmar Prado Lopes Neto, Brazilian, married, business manager, bearer of Identity Card RG nº 04.066.178-7, issued by the IFP/RJ, enrolled with the CPF under nº 931.827.087-91, for the office of Financial Vice-President and of Investor Relations of the Company, passing the Executive Committee to be composed by 4 (four) members, all of them domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, in the city and State of São Paulo, CEP 04626-020, who were elected for a term of office of one (1) year, counted as from this date. The compensation of the Directors and Executive Officers of the Company shall be duly set at the Annual Shareholders’ Meeting of the Company. The Executive Officers hereby declare, in accordance with the provisions in Article 37, item II of Law no. 8934/94 and in Article 147, paragraphs 1 and 2 of Law no. 6404/76, as amended, not to have been charged for any of the crimes provided for in the Law or to be subject to legal restrictions which might prevent them from exercising business activities;

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(b) confirmation of the increase in the capital stock of the Company, up to the authorized limit thereof, in the amount of eighty-nine thousand, five hundred and twenty reais (R$89,520.00), upon issue of seven thousand (7,000) preferred shares, all of them registered and with no face value, arising out of the exercise of the stock purchase option within the scope of the Option Plan of the Company. By reason of the foregoing, the capital stock of the company shall hereinafter be two billion, six hundred and eighteen million, eight hundred and thirty-seven thousand, one hundred and thirty-four reais and fifty cents (R$ 2,618,837,134.50), represented by one hundred and forty-three million, eight hundred and fifty-eight thousand, two hundred and four (143,858,204) common shares and one hundred and thirty-nine million, three hundred and eighteen thousand, three hundred and fifty-seven (139,318,357) preferred shares, all of them registered and with no face value. The shares now issued are identical to those already existing and, under the terms of the Option Plan, shall be entitled to the same rights granted to the other shares of the same kind, including receipt of dividends and interest on the own capital: (i) approval of the exclusion of the preemptive right of the current shareholders of the Company upon the subscription of the new preferred shares, in conformity with Article 171, §3, of Law nº 6.404, dated December 15, 1976 (“Corporations Act”), as amended; e (ii) the total issue price was set at eighty-nine thousand, five hundred and twenty reais (R$ 89,520.00), in accordance with the Company’s Option Plan; and (c) calling of a Special Shareholders’ Meeting in order pass out the Transaction announced through the 01.21.2015 Relevant Fact notice, which is intended for increasing the capitalization capacity and improving its Corporate Governance practices of the Company. The Transaction was duly disclosed and is described in detail in the 01.21.2015 Relevant Fact notice. VII. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and since nobody did so, the meeting was suspended for the necessary time for these minutes to be drawn-up, after which the meeting was reopened, and these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, February 03, 2015.

_____________________________ Henrique Constantino Chairman	_____________________________ Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto

Name: Edmar Prado Lopes Neto
Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.